Exhibit 99.1

News Release

For Immediate Release

Stantec Announces Retirement of Chief Financial Officer and Names Successor

EDMONTON AB (September 15, 2008) TSX, NYSE:STN

Stantec today announced that Don Wilson, Senior Vice President and Chief Financial Officer (CFO), will retire from his role on December 31, 2008.  Dan Lefaivre, currently the Vice President, Finance & Treasury, will assume the CFO role effective January 1, 2009

Mr. Wilson, who has been with Stantec since 1990, will continue to be associated with the Company in a consulting role.

“Don has played an important role in helping us achieve our success,” says Tony Franceschini, Stantec President and CEO. “He played an integral role on the team that grew Stantec from $65 million in revenue in 1990 to over $1billion today. He was CFO when we completed our initial public offering on the TSX in 1994 and when we listed on the NYSE in 2005. He has successfully arranged over $600 million in equity issues and debt facilities since 1994. During that same period, Stantec completed more than 65 acquisitions. We are very pleased with the contribution that Don has made, and delighted that he has agreed to remain available to the Company to assist in selected areas.”

Mr. Lefaivre, a certified management accountant, joined Stantec in 1990 as an Accounting Manager, and has been an integral part of numerous acquisitions, conversion activities, and the integration of business systems as his career with Stantec progressed. In 2002 he was promoted to Vice President & Corporate Controller and then to Vice President Finance & Treasury in 2005. Prior to coming to Stantec, Dan worked in the oil and gas, geomatics, and banking industries.

“I know I am leaving the role of the CFO in exceptionally capable hands," says Don Wilson. “Dan possesses outstanding skills, a wealth of experience in supporting a variety of complex situations, and a solid background and understanding of Stantec from his experience in a variety of increasingly responsible roles. We have an extremely talented and committed team that supports the CFO, and I will be working closely with Dan to ensure a seamless transition.”

 “Over his career, Don Wilson has made many contributions to the growth and strategic direction of Stantec, but what stands out most is his passion for developing strong teams, and for full, clear, and transparent financial reporting. On behalf of the Board of Directors and the team at Stantec, I would like to thank Don for his outstanding commitment to our Company and wish him the very best in the years ahead,” says Franceschini.

“Dan Lefaivre is a very capable successor,” adds Franceschini. “He has helped navigate our Company through a number of complex projects including the successful rollout of our enterprise system which has become one Stantec’s competitive advantages in the industry. He has worked with Don for nearly two decades and is more than ready to take on the role of CFO at Stantec.”

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 9,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements." Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Media Relations Stantec Tel: (780) 917-7441	Investor Contact Simon Stelfox Investor Relations Stantec Tel: (780) 917-7288
One Team. Infinite Solutions.